UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number: 333-137143
Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands Inc. Retirement Savings Plan
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5
EX-23.1
Note: Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Hanesbrands Inc. Employee Benefits Administrative Committee of the
Hanesbrands Inc. Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Hanesbrands Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hanesbrands Inc. Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP
Charlotte, North Carolina
June 24, 2010

Hanesbrands Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2009	2008

Assets
Investments
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans at fair value	$475,116,643	$—
Common stocks	—	12,305,471
Collective trusts	—	8,422,450
Registered investment companies	—	202,321,381
Participant loans	—	11,853,271
Stable value fund	—	207,168,948

	475,116,643	442,071,521

Receivables
Interest and dividend receivable	—	807,541
Participant contribution receivable	836,573	—
Company-match contribution receivable	2,566,448	230,678
Annual Company contribution receivable	9,905,478	12,148,283

	13,308,499	13,186,502

Total assets	488,425,142	455,258,023

Liabilities
Accrued expenses	(236,218)	(261,497)

Net Assets Available for Benefits at Fair Value	488,188,924	454,996,526

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(5,981,577)	7,576,780

Net Assets Available for Benefits	$482,207,347	$462,573,306

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended	Year Ended
	December 31,	December 31,
	2009	2008
Investment income (loss)
Net depreciation in fair value of investments	$(19,057,640)	$(114,613,630)
Dividends and interest	627,121	17,549,825
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans’ net investment income	79,261,440	—

Total investment income (loss)	60,830,921	(97,063,805)

Contributions
Company	20,941,201	25,851,093
Participants	18,810,641	23,489,558

Total contributions	39,751,842	49,340,651

Benefits paid to participants	(79,440,356)	(62,442,597)
Administrative expenses	(1,536,462)	(1,698,689)
Other	28,096	(53,450)

Net increase (decrease)	19,634,041	(111,917,890)

Net assets available for benefits
Beginning of year	462,573,306	574,491,196

End of year	$482,207,347	$462,573,306

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
NOTE A — DESCRIPTION OF PLAN
The following brief description of the Hanesbrands Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible salaried and hourly employees of Hanesbrands Inc. (“Hanesbrands”) and its participating divisions and subsidiaries (the “Company”) who are not employed in Puerto Rico and are not covered by a collective bargaining agreement which does not provide for their participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
As part of an effort to provide employees with valuable retirement tools and service and achieve cost savings by consolidating administrative services with a single vendor, the Company replaced the record keeper of the Plan with ING effective January 1, 2008. In connection with that change, the Plan’s assets were transferred from the Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans (the “HBI Investment Trust”) to a newly established single-plan trust with State Street Bank and Trust Company (“State Street”) as the trustee. The assets of the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico and the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico remained in the HBI Investment Trust at that time.
Effective February 2, 2009, the Company continued this consolidation process by replacing the record keeper of each of the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico and the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico with ING. In connection with that change, the single-plan trust holding the assets of the Plan and the HBI Investment Trust were consolidated into the HBI Investment Trust, and State Street became the trustee of this master trust, which holds the assets of the Plan, the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico and the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico (collectively, the “Savings Plans”).
Grant Thornton, LLP (“Grant Thornton”) is the independent auditor for the Savings Plans. In June 2009, Grant Thornton advised the Hanesbrands Inc. Employee Benefits Administrative Committee (the “Committee”), the administrator for the Savings Plans, that it had become aware that a non-U.S. affiliate of Grant Thornton was performing human resources recruitment services for an affiliate of the Savings Plans.
Grant Thornton concluded that the performance of these human resources recruitment services potentially violated independence rules adopted by the Securities and Exchange Commission (the “SEC”) to the extent that the positions with respect to which Grant Thornton provided recruitment services were “managerial” within the meaning of such rules. After conducting an internal review of the facts underlying these services, however, Grant Thornton concluded that a reasonable third party investor or Plan participant who was aware of the particular facts and circumstances underlying the relationship would conclude that such services did not impair Grant Thornton’s independence. Grant Thornton shared these conclusions with the Committee, which, after conducting its own analysis with the assistance of external counsel, agreed with Grant Thornton’s conclusion that Grant Thornton’s independence was not impaired. The Committee and Grant Thornton reported their conclusions to the staff of the SEC, which did not object to these conclusions.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008 — Continued
Contributions
Eligible employees can contribute between 1% and 50% of their pre-tax eligible compensation, as defined in the Plan document. All eligible employees who have completed at least 30 days of service are deemed to have elected to have 4% of their pre-tax compensation deferred into the Plan, unless they make an affirmative election to change or cease deferrals. The deferral contribution percentage of participants who are automatically enrolled is increased by 1% each year thereafter, up to a maximum of 6% of eligible pre-tax compensation; except that the deferral percentage of such an employee who becomes a participant during the last three months of the year will not increase until the second plan year following the employee’s participation date. Catch-up contributions are also permitted. Contributions and catch-up contributions are subject to certain limitations under the Internal Revenue Code (“IRC”). Although employees were previously permitted to make after-tax contributions to certain predecessors to the Plan, this was not permitted during the periods presented.
For participants who are contributing to the Plan, the Company will make matching contributions equal to 100% of the portion of a participant’s pre-tax contributions that does not exceed 4% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document. For the years ended December 31, 2009 and 2008, the total matching contribution by the Company was $11,035,723 and $13,702,810, respectively. During the year ended December 31, 2009, the Company began making matching contributions to the Plan on a quarterly basis instead of on a monthly basis.
For eligible contributing and non-contributing salaried employees, for the year ended December 31, 2008, the Company was required to make an annual Company contribution equal to 4% of eligible compensation, and for any subsequent year, the Company may make a discretionary annual Company contribution not to exceed 4% of eligible compensation. For eligible contributing and non-contributing hourly, non-union employees or New York based sample department union employees, the Company may make a discretionary annual Company contribution not to exceed 2% of eligible compensation. To be eligible for an annual Company contribution, a participant must have attained age 21. For the years ended December 31, 2009 and 2008, the total annual contribution by the Company (including both discretionary and nondiscretionary contributions) was $9,905,478 and $12,148,283, respectively.
Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect Company contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income, losses and certain related administrative expenses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds. Allocations of certain related administrative expenses are made based on the proportion that each participant’s account balance has to the total of all participants’ account balances.
Vesting
Participants’ contributions are 100% vested at all times. Prior to December 31, 2007, vesting in amounts received as annual Company contributions and matching contributions was 20% after each year of service with 100% vesting after five years of service. However, active employees with amounts received as matching contributions on December 31, 2007 became 100% vested in those amounts (including future matching contributions). Amounts received as matching contributions for employees who first become eligible for matching contributions on or after January 1, 2008 are subject to a two-year cliff vesting schedule. Annual Company contributions and matching contributions will be 100% vested in the case of termination due to death, disability or normal retirement without regard to years of service.
Investment Options
Participants may direct their total account balances among the various investment options currently available through the Plan in 1% increments. Participants may change their investment elections at any time.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008 — Continued
Forfeitures
If a participant leaves the Company for reasons other than death, disability or normal retirement before amounts received as Company contributions are fully vested, any amounts received as Company contributions which are not fully vested shall be forfeited. The forfeited amounts shall be credited to reemployed participants, used to reduce Company contributions, or used to reduce administrative expenses of the Plan. As of December 31, 2009 and 2008, forfeited balances were $1,426,771 and $10,703, respectively. For the years ended December 31, 2009 and 2008, $370,429 and $1,201,606, respectively, was used to reduce Company contributions or pay administrative expenses.
Benefit Payments
Upon termination of service due to death, disability, retirement, resignation or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in the Hanesbrands Inc. Common Stock Fund). If the participant’s account balance exceeds $5,000, the participant (or surviving spouse) may also elect installments to be paid over a period not to exceed five years.
Participant Loans
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant must secure the loan by a pledge against his or her Plan accounts (other than amounts received as Company contributions). The participant must sign a promissory note for the loan. The loan period cannot exceed five years, unless the proceeds of the loan are used to purchase a primary residence, in which case the loan period shall not exceed ten years. The loan will bear interest at the prevailing prime rate when the loan is issued. The interest rates for the outstanding loans ranged from 3.25% to 8.50% at December 31, 2009 and 4.00% to 9.50% at December 31, 2008.
Withdrawals
Participants may withdraw all or a portion of their vested account balances (other than amounts received as Company contributions), provided they have attained age 59-1/2; participants may also withdraw their after-tax contributions at any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their account, subject to limitations defined in the Plan document.
New Accounting Pronouncements
     Codification
In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “Codification”). The Codification is the single source for all authoritative Generally Accepted Accounting Principles (“GAAP”) recognized by the FASB to be applied in the preparation of financial statements of nongovernmental entities issued for periods ending after September 15, 2009. The Codification supersedes all existing non-SEC accounting and reporting standards. The Codification did not change GAAP and did not have a material impact on the Plan’s net assets or changes in net assets.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008 — Continued
     Fair Value Measurements
In September 2009, the FASB issued amendments to the accounting rules for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The amendments permit a reporting entity to measure the fair value of an investment on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the accounting rules under GAAP for investment companies, including measurement of all or substantially all of the underlying investments of the investee. The amendments also require disclosures by major category of investment about the attributes of the investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The major category of investment is required to be determined on the basis of the nature and risks of the investment. The amendments are effective for interim and annual periods ending after December 15, 2009. The adoption of the amendments did not have a material impact on the Plan’s net assets or changes in net assets but resulted in certain additional disclosures reflected in Note B.
In January 2010, the FASB issued new accounting rules related to the disclosure requirements for fair value measurements. The new accounting rules require new disclosures regarding significant transfers between Levels 1 and 2 of the fair value hierarchy and the activity within Level 3 of the fair value hierarchy. The new accounting rules also clarify existing disclosures regarding the level of disaggregation of assets or liabilities and the valuation techniques and inputs used to measure fair value. The new accounting rules are effective for the Plan’s first fiscal year beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. The Plan does not expect the adoption of the disclosures will have a material impact on the Plan’s net assets or changes in net assets.
NOTE B — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with GAAP.
Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Valuation of Investments
During 2008 and the period from January 1, 2009 to February 1, 2009, the Plan’s investments consisted of investments in registered investment companies, common stocks, participant loans, collective trusts and a stable value fund. Effective February 2, 2009, as a result of the consolidation of the single-plan trust holding the Plan’s assets into the HBI Investment Trust, the Plan’s sole investment is an interest in the HBI Investment Trust. The Plan’s interest in the HBI Investment Trust is based on the Plan’s relative aggregate contributions, benefit payments and other relevant factors. The investments in the HBI Investment Trust are valued on bases similar to the bases discussed below for valuing individual investments. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008 — Continued
Investments in registered investment companies and common stocks are valued using quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value. Collective trusts are valued at fair value of participant units owned by the Plan based on quoted redemption values.
The stable value fund is reported at fair value based on the fair value of the underlying investments. These underlying investments, which are comprised of high quality, fixed income securities held in various collective trusts that are “wrapped” by synthetic investment contracts issued by high quality financial institutions, are required to be reported at fair value. However, contract value is a relevant measurement attribute as these investment contracts are fully benefit-responsive. Contract value represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the financial institutions. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are rates negotiated by the Company with the financial institutions. The average crediting interest rate of the investment contracts as of December 31, 2009 and 2008 was approximately 4.25% and 4.29%, respectively. The average yield for the investment contracts for the years ended December 31, 2009 and 2008 was approximately 3.21% and 6.62%, respectively. Certain events, which we refer to as “market value events,” may limit the ability of the stable value fund to realize the contract value of investment contracts and may therefore result in payments to participants that reflect fair value rather than contract value. Such events include, but are not limited to, certain amendments to the Plan documents or the stable value fund’s investment guidelines not approved by issuers of investment contracts, failure to comply with certain contract provisions, complete or partial plan termination or merger with another plan, suspension or substantial reduction of Plan sponsor contributions to the Plan, debt default by the Plan sponsor, bankruptcy of the Plan sponsor or other Plan sponsor events that could cause substantial withdrawals from the Plan or the stable value fund, failure of the trust which holds the assets of the Plan to qualify for exemption from federal income taxes, and the occurrence of certain prohibited transactions under ERISA. The Plan administrator does not believe that any events that have occurred to date constitute market value events. The Plan may terminate its investment in the stable value fund upon election and sixty days’ notice. The Statements of Net Assets Available for Benefits present the fair value of the stable value fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits present the contract value of the investment contracts.
In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.
Administrative Expenses
Administrative expenses associated with the Plan are paid by the Plan, except for certain recordkeeping fees of which, at the discretion of the Company, the Company pays a percentage.
NOTE C — PLAN INTEREST IN HBI INVESTMENT TRUST
Effective February 2, 2009, the single-plan trust holding the assets of the Plan and the HBI Investment Trust were consolidated into the HBI Investment Trust and State Street became the trustee of this master trust, which holds the assets of the Plan and the other Savings Plans. The interest of each Savings Plan in the HBI Investment Trust is based on that Savings Plan’s participants’ account balances within each investment fund.
The Plan’s interest in the net assets of the HBI Investment Trust was approximately 99% at December 31, 2009. Investment income relating to the HBI Investment Trust is allocated to the Savings Plans based on the balances invested by each Savings Plan. The Plan’s interest in the net assets of the HBI Investment Trust is included in the accompanying Statement of Net Assets Available for Benefits.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008 — Continued
A summary of the net assets of the HBI Investment Trust as of December 31, 2009 is as follows:

Investments, at fair value
Common stocks	$22,662,942
Investment in collective trusts	3,886,208
Investment in registered investment companies	243,053,184
Participant loans	9,013,349
Stable value fund	199,986,470

Total investments	478,602,153

Receivables	782,709

Net assets of HBI Investment Trust at fair value	479,384,862

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(6,035,313)

Net assets of HBI Investment Trust	$473,349,549

For the year ended December 31, 2009, net investment income was allocated to all three of the Savings Plans from the HBI Investment Trust. The aggregate net investment income allocated to the Savings Plans from the HBI Investment Trust for the year ended December 31, 2009 is as follows:

Interest and dividend income	$13,455,652
Net appreciation in fair value of investments
Common stocks	16,381,942
Investment in registered investment companies	49,808,308

Net investment income	$79,645,902

NOTE D — INVESTMENTS
The fair market values of individual assets that represented 5% or more of the Plan’s net assets at fair value as of December 31, 2008 were as follows:

Vanguard Balanced Index Fund	$26,185,566
Vanguard Institutional Index Fund	36,887,846
Vanguard Small-Cap Index Fund	26,364,102
JP Morgan Chase Guaranteed Investment Contract	34,129,356
Bank of America Guaranteed Investment Contract	38,181,943
State Street Bank and Trust Company Guaranteed Investment Contract	33,875,466
Monumental Guaranteed Investment Contract	32,074,233
ING Guaranteed Investment Contract	32,150,153
Pacific Life Insurance Guaranteed Investment Contract	36,757,797

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008 — Continued
The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period from January 1, 2009 to February 1, 2009 and the year ended December 31, 2008, appreciated (depreciated) in fair value as follows:

	2009	2008
Common stocks	$(3,616,666)	$(13,211,273)
Investment in registered investment companies	(15,440,974)	(108,979,137)
Stable value fund	—	7,576,780

	$(19,057,640)	$(114,613,630)

NOTE E — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will become entitled to be fully vested in their accounts.
NOTE F — FAIR VALUE MEASUREMENTS
Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Each of the HBI Investment Trust and the Plan utilizes market data or assumptions that market participants would use in pricing the asset or liability. A three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is utilized for disclosing the fair value of the assets and liabilities of the HBI Investment Trust and the Plan. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:
•	Market approach — prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•	Cost approach — amount that would be required to replace the service capacity of an asset or replacement cost.

•	Income approach — techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.
Each of the HBI Investment Trust and the Plan primarily applies the market approach for its investment assets and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.
As of December 31, 2009 the HBI Investment Trust, and as of December 31, 2008 the Plan, held certain financial assets that are required to be measured at fair value on a recurring basis. These consisted of common stocks, collective trusts, registered investment companies, participant loans and a stable value fund. The fair values of common stocks and registered investment companies are determined based on quoted prices in public markets and are categorized as Level 1.
The underlying investment portfolio of the stable value fund is comprised of high quality, fixed income securities that are held in various collective trusts valued at net asset values which approximate fair value and are categorized as Level 2. Collective trusts are investment securities valued at net asset values which approximate fair value and are categorized as Level 2. The inputs used in valuing both the stable value fund and the collective trusts include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008 — Continued
markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities and inputs that are derived principally from or corroborated by observable market data. Participant transactions (issuances and redemptions) may occur daily.
The fair value of participant loans is determined based on unobservable inputs that reflect the HBI Investment Trust’s or Plan’s assumptions about the market value and are categorized as Level 3. There were no transfers in or out of Level 3 during the years ended December 31, 2009 and 2008. There were no changes during the years ended December 31, 2009 and 2008 to the valuation techniques used to measure asset fair values on a recurring basis.
The following table sets forth by level within the fair value hierarchy the HBI Investment Trust’s and Plan’s investment assets accounted for at fair value on a recurring basis at December 31, 2009 and 2008, respectively. As required by the accounting rules, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$22,662,942	$—	$—	$22,662,942

Short-term investment fund collective trusts	—	3,886,208	—	3,886,208

Registered investment companies:
U.S. bond index funds	19,586,389	—	—	19,586,389
U.S. equity index funds	141,664,162	—	—	141,664,162
Foreign equity index funds	25,769,283	—	—	25,769,283
Target retirement date funds	56,033,350	—	—	56,033,350

Total registered investment companies	243,053,184	—	—	243,053,184

Participant loans	—	—	9,013,349	9,013,349

Stable value fund	—	199,986,470	—	199,986,470

Total investment assets at fair value	$265,716,126	$203,872,678	$9,013,349	$478,602,153

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008 — Continued

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$12,305,471	$—	$—	$12,305,471

Short-term investment fund collective trusts	—	8,422,450	—	8,422,450

Registered investment companies:
U.S. bond index funds	18,020,613	—	—	18,020,613
U.S. equity index funds	118,639,082	—	—	118,639,082
Foreign equity index funds	21,995,166	—	—	21,995,166
Target retirement date funds	43,666,520	—	—	43,666,520

Total registered investment companies	202,321,381	—	—	202,321,381

Participant loans	—	—	11,853,271	11,853,271

Stable value fund	—	207,168,948	—	207,168,948

Total investment assets at fair value	$214,626,852	$215,591,398	$11,853,271	$442,071,521

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the HBI Investment Trust’s or Plan’s Level 3 investment assets for the years ended December 31, 2009 and 2008. As reflected in the table below, there were no unrealized or realized gains or losses on Level 3 investment assets for the years ended December 31, 2009 and 2008.

Balance, December 31, 2007	$12,376,301
Purchases, issuances and settlements	(523,030)

Balance, December 31, 2008	11,853,271
Purchases, issuances and settlements	(2,839,922)

Balance, December 31, 2009	$9,013,349

NOTE G — TAX STATUS
By letter dated March 2, 2010, the Internal Revenue Service determined that the Plan and trust meet the qualification requirements set forth in Sections 401(a) and 501(a) of the IRC.
NOTE H — PARTY-IN-INTEREST TRANSACTIONS
As of December 31, 2009 and 2008, certain assets of the HBI Investment Trust and the Plan, respectively, were invested in investments managed by State Street or ING; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan during 2009 and 2008 for legal, accounting, and other professional services rendered by parties in interest were based on customary and reasonable rates for such services.
Approximately 4.8% of the HBI Investment Trust’s assets as of December 31, 2009 and 2.7% of the Plan’s assets as of December 31, 2008 were invested in Hanesbrands common stock, in each case through participant-directed account balances. At December 31, 2009, the HBI Investment Trust held 939,981 shares of Hanesbrands common stock that had a fair value of $22,662,942. At December 31, 2008, the Plan held 965,135 shares of Hanesbrands common stock that had a fair value of $12,305,471.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008 — Continued
NOTE I — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$482,207,347	462,573,306
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,981,577	(7,576,780)
Amounts allocated to withdrawing participants	(467,974)	—

Net assets available for benefits per the Form 5500	$487,720,950	454,996,526

The following is a reconciliation of investment income according to the financial statements for the year ended December 31, 2009 to the Form 5500:

Investment income per the financial statements	$60,830,921
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	13,558,357

Investment income per the Form 5500	$74,389,278

The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 2009 to the Form 5500:

Benefits paid to participants per the financial statements	$79,440,356
Amounts allocated to withdrawing participants at December 31, 2009	467,974

Benefits paid to participants per the Form 5500	$79,908,330

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2010	HANESBRANDS INC. RETIREMENT SAVINGS PLAN
	By:	/s/ Dale W. Boyles
Dale W. Boyles
Authorized Member of the Hanesbrands Inc. Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	Consent of Grant Thornton LLP